Exhibit 99.2

Affimed Highlights Progress on NK Cell Engager Collaboration with Genentech

•	Genentech exercises its final option for an exclusive target selection under ongoing, multi-program strategic oncology collaboration

•	The exclusive target selection triggers a payment in an undisclosed amount to Affimed from Genentech

Heidelberg, Germany, November 7, 2019 - Affimed N.V. (Nasdaq: AFMD), a clinical stage biopharmaceutical company committed to giving patients back their innate ability to fight cancer, today announced that Genentech, a member of the Roche Group, has exercised its final option for an exclusive target under the companies’ collaboration agreement to develop and commercialize novel NK cell engager-based immunotherapeutics generated from Affimed’s ROCK® platform to treat multiple cancers. The target selection triggers a milestone payment, in an undisclosed amount, to Affimed from Genentech.

“The designation of the final target marks another milestone for the collaboration, which brings together Genentech’s deep understanding of cancer immunology with Affimed’s expertise in drug discovery and development of innate cell engagers,” said Dr. Adi Hoess, Chief Executive Officer of Affimed. “We look forward to achieving further progress toward generating novel therapies that leverage the full potential of the innate immune system to help people living with cancer.”

About the Strategic Collaboration Agreement with Genentech

Affimed’s strategic, multi-target collaboration with Genentech was announced in August 2018. Under this agreement, Affimed applies its fit-for-purpose Redirected Optimized Cell Killing (ROCK®) platform and engineering expertise to discover and advance NK cell engager-based immunotherapeutics against certain targets selected by Genentech. Affimed and Genentech collaborate on the discovery, early research and late-stage research phases. Genentech is responsible for clinical development and commercialization worldwide. Affimed received $96 million in upfront and committed funding from Genentech in the fourth quarter of 2018 and may be eligible to receive up to an additional $5 billion in development, regulatory and commercial milestone payments, plus royalties on sales of any developed products.

About Affimed N.V.

Affimed (Nasdaq: AFMD) is a clinical stage biopharmaceutical company committed to giving patients back their innate ability to fight cancer. Affimed’s fit-for-purpose ROCK® platform allows innate cell engagers to be designed for specific patient populations. The Company is developing single and combination therapies to treat hematologic and solid tumors. For more information, please visit www.affimed.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements appear in a number of places throughout this release and include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, the value of our ROCK® platform, our ongoing and planned preclinical development and clinical trials, our collaborations and development of our products in combination with other therapies, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for our product candidates our intellectual property position, our collaboration activities, our ability to develop commercial functions, expectations regarding clinical trial data, our results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which we operate, the trends that may affect the industry or us and the risks uncertainties and other factors described under the heading “Risk Factors” in Affimed’s filings with the Securities and Exchange Commission. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

Affimed Investor and Media Contact:

Gregory Gin, Head of Investor Relations

E-Mail: IR@affimed.com

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